Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

April 28, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams

Re:	Diana Containerships Inc. Registration Statement on Form F-3 Filed March 24, 2017 File Number 333-216944

Dear Mr. McWilliams:

We refer to the registration statement on Form F-3, filed by Diana Containerships Inc. (the "Company") with the U.S. Securities and Exchange Commission (the "Commission") on March 24, 2017 (the "Registration Statement").  By letter dated April 21, 2017 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.

This letter responds to the Comment Letter.  The following numbered paragraphs of this letter correspond to the numbered paragraphs in the Comment Letter.

General
1.             Please revise the registration statement cover page and throughout the prospectus to register the issuance of common shares on conversion of the Series B-2 Convertible Preferred Shares. For guidance, please refer to Question 103.04 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.
The Company advises the Staff that, in issuing common shares on conversion of Series B-2 Preferred Shares, it intends to rely on the exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended. This exemption is available because the elements required under Section 3(a)(9) are satisfied by such issuance of common shares on conversion of the Series B-2 Preferred Shares: (i) the issuer of the Series B-2 Preferred Shares will be the same as the issuer of the underlying common shares, (ii) no additional consideration from the holder of Series B-2 Preferred Shares will be needed for issuance of the common shares on conversion; (iii) the exchange will be made exclusively with existing security holders; and (iv) no commission or compensation will be paid for soliciting the exchange.

U.S. Securities and Exchange Commission
April 28, 2017

The Company advises the Staff that it has considered Question 103.04 of the Compliance and Disclosure Interpretations on Securities Act Sections, as referred to in the Staff's comment.  However, the Company notes that Question 103.04 states "the underlying securities must be registered no later than the date such securities become convertible or exercisable by their terms, if no exemption for such conversion or exercise is available" (emphasis added), and as stated above, the Company intends to rely on the Section 3(a)(9) exemption from registration for issuance of the underlying common shares. The Company therefore believes that the issuance of the underlying common shares need not be registered under the Registration Statement.
In reaching this conclusion, the Company has also considered Question 103.03 of the Compliance and Disclosure Interpretations on Securities Act Sections (regarding an offering of immediately convertible preferred stock under a shelf registration statement and noting that "the common stock underlying it would have to be registered … (unless the conversion is exempt, e.g., under Securities Act Section 3(a)(9))"), as well as Question 125.09 of the Compliance and Disclosure Interpretations on Securities Act Sections (regarding a registered offering of convertible debentures and noting that the "offering [of the underlying common stock] is [typically] exempt from registration pursuant to Section 3(a)(9)").
General
2.             Please have counsel revise the legality to opinion to opine that the Series B-2 Convertible Warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrants. Please also have counsel opine as to the legality of the issuance of the common shares on conversion of the Series B-2 Convertible Preferred Shares.
In response to the Staff's comment, the Company has filed a revised legality opinion as Exhibit 5.1 to the Amended Registration Statement.
* * * * *
If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1265.

Sincerely,

/s/ Edward S. Horton
Edward S. Horton, Esq.

cc:	Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission

Symeon Palios Chief Executive Officer Diana Containerships Inc. Pendelis 18 175 64 Palaio Faliro Athens, Greece